September 22, 2025

Richard Anthony Cunningham
Chief Executive Officer
Anebulo Pharmaceuticals, Inc.
1017 Ranch Road 620 South, Suite 107
Lakeway, Texas 78734

       Re: Anebulo Pharmaceuticals, Inc.
           Schedule 13E-3/A filed September 15, 2025
           File No. 005-92545
           _
           Revised Preliminary Proxy Statement filed September 15, 2025 File No. 001-40388
Dear Richard Anthony Cunningham:

       We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Revised Preliminary Proxy Statement on Schedule 14A filed September 15, 2025 General

1. We note that your response to prior comment 1 in our letter dated August 14, 2025 indicates that Mr. English, 22NW Fund, LP, and Dr. Lawler signed support agreements wherein they "indicated that [they] will vote in favor of the
Reverse Stock
       Split Proposal at the Special Meeting." Please provide the disclosure required under
       Item 1005(e) of Regulation M-A and Item 5 of Schedule 13E-3 and file such agreements as exhibits pursuant to Item 1016(e) of Regulation M-A and
Item 16 of
       Schedule 13E-3.
2. We note your response to prior comment 1 and are unable to agree that Mr. English,
       22NW Fund, LP, and Dr. Lawler are not affiliates engaged in a Rule 13e-3 transaction. In addition to the factors noted in prior comment 1, we note your
 September 22, 2025
Page 2

       disclosure on page 23 indicating that the Special Committee was formed in response to interest expressed by certain Board members in a going private transaction and that, as indicated in your response, these affiliates signed support agreements in favor of the transaction. Please revise the Schedule 13E-3 to include Mr. English, 22NW Fund,
       LP, and Dr. Lawler as filing persons and provide all of the disclosure required for each as a filing person as a result of this comment.
Background of the Transaction, page 21

3. We note your response to prior comment 4 and the revised disclosure indicating that
       Houlihan Capital provided two fairness opinions, one dated July 11, 2025, reflecting a fixed stock split ratio, and another dated July 15, 2025, reflecting a stock split ratio range. Please ensure your disclosure separately summarizes both opinions and explains the changes between the July 11 opinion and the July 15 opinion, as required under Item 1015 of Regulation M-A and Item 9 of Schedule Schedule 13E-3, and file the July 11, 2025, opinion as required under Item 1016(c) of Regulation M-A and
       Item 16 of Schedule 13E-3.
4. We note your response to prior comment 5. Please also provide the disclosure required under Item 1015(a) of Regulation M-A and file as an exhibit the July 10,
       2025, draft report and summarize any material changes or updates between the draft and final reports.
Fairness of the Transaction, page 31

5. Please revise what appears to be an errant partial sentence at the bottom of page 31.
6.     We note your response to prior comment 7 and reissue the comment. Item
1014 of
       Regulation M-A requires a determination of fairness of a transaction specifically to unaffiliated security holders. Particularly because, as indicated in your other responses, a majority of the Company's outstanding shares are contractually obligated to be voted in favor of the Transaction, the stockholder vote does not appear to evidence procedural fairness to unaffiliated stockholders. Please revise to avoid the implication that the stockholder vote provides procedural fairness to unaffiliated stockholders.
7. We note your response to prior comment 9 and the added disclosure that the Special
       Committee and the Board did not view the fact that both the Company and the Special
       Committee relied on Blank Rome as a "lack of independent legal counsel." While you may explain why you believe it did not negatively impact procedural fairness, please revise to remove the implication that the Board and the Special Committee had independent legal counsel while both were receiving advice from the same source.
 September 22, 2025
Page 3

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Laura McKenzie at 202-551-4568.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Mergers &
Acquisitions